EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AMBASSADORS GROUP, INC.

Jeffrey D. Thomas certifies that:

1. He is the President of Ambassadors Group, Inc., a Delaware corporation.

2. At a meeting of the Board of Directors of this corporation resolutions were duly adopted proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of this corporation:

Article VI of the Amended and Restated Certificate of Incorporation of this corporation is amended in its entirety to read as follows:

“ARTICLE VI

All of the directors of the Corporation shall be of one class and shall be elected at least annually. Each director shall serve for a term ending at the next following annual meeting of stockholders, and until his or her successor is elected and qualified or until his or her death, retirement, resignation or removal. Should a vacancy occur or be created, the remaining directors (even though less than a quorum) may fill the vacancy, and the director so chosen shall serve for a term expiring at the next following annual meeting of stockholders, and until his or her successor is elected and qualified or until his or her death, retirement, resignation or removal.”

3. An annual meeting of the stockholders was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the aforesaid amendment.

4. The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed as of ______ __, 2013.

AMBASSADORS GROUP, INC.

By:
Name:	Jeffrey D. Thomas
Title:	President